

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2020

Vered Bisker-Leib
Chief Operating Officer
Compass Therapeutics, Inc.
245 First Street
3rd Floor
Cambridge, Massachusetts 02142

   Re: Compass Therapeutics, Inc.
   Registration Statement on Form S-1
   Filed August 11, 2020
   File No. 333-244353

Dear Dr. Bisker-Leib:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Margaret Schwartz at 202-551-7153 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences